As filed with the Securities and Exchange Commission on March 23, 2001
                            Registration No. 333-52618
 ==============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                  AMENDMENT NO. 1 TO
                                    FORM SB-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                       MAGNITUDE INFORMATION SYSTEMS, INC.
                 (Name of small business issuer in its charter)
                              --------------------
           Delaware                      7372                    75-2228828
(State or other jurisdiction of  (Primary Standard Industrial (I.R.S. Employer
incorporation or organization)   Classification Code Number) Identification No.)
                              ---------------------
                  401 State Route 24, Chester, New Jersey 07930
                                 (908) 879-2722
        (Address and telephone number of principal executive offices and place of business)

                                 Steven D. Rudnik
                  401 State Route 24, Chester, New Jersey 07930
                                 (908) 879-2722
           (Name, address and telephone number of agent for service)

                                With Copies To:
                             Joseph J. Tomasek, Esq.
                            75-77 North Bridge Street
                          Somerville, New Jersey 08876
                                 (908) 429-0030

 APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.

         If any securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this form is filed to register additional securities for an offering pursuant to Rule 462 (b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ] ____________.

         If this form is a  post-effective  amendment filed pursuant to Rule 462
(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ] ____________.

         If this form is a  post-effective  amendment filed pursuant to Rule 462
(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ] ____________.

         If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                                  Risk Factors


         You should carefully consider the risks described below when evaluating your ownership of the Magnitude common stock. The risks and uncertainties described below are not the only ones Magnitude faces. Additional risks and uncertainties we are presently not aware of or that we currently consider immaterial may also impair Magnitude's business operations.

         If any of the following risks actually occurs, Magnitude's business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of the Magnitude common stock could decline significantly.

We Continue to Suffer Losses and We Are Not Profitable.

         We have a history of losses and if we do not achieve profitability we may not be able to continue our business in the future. We have incurred substantial operating losses since our inception, which has resulted in an accumulated deficit of approximately $11,298,013 as of December 31, 1999 of which approximately $7 million are attributable to its discontinued hardware product line. For the fiscal years ended December 31, 1999 and 1998, we incurred losses of $2,391,948 and $2,530,909, respectively. For the nine month period ended, September 30, 2000, we had additional losses of $2,481,177. We have financed our operations primarily through the sales of equity and debt securities. Our expense levels are high and our revenues are difficult to predict. We anticipate incurring additional losses until we increase our client base and revenues. We may never achieve or sustain significant revenues or profitability. If we are unable to achieve increased revenues, we will continue to have losses and may not be able to continue our operations.

We Will Need  Additional Financing.

     We could be required to cut back or stop operations if we are unable to raise or obtain needed funding. Our ability to continue operations will depend on our positive cash flow, if any, from future operations or our ability to raise additional funds through equity or debt financing. In February, 2000 we received a firm commitment for private financing of $3.0 million of equity in order to obtain the working capital necessary to continue to finance our operations and execute our business plan. Although we anticipate that future revenues, equity financings and our current cash balance will be sufficient to fund our current operations and capital requirements for fiscal year 2001, we cannot give you any assurance that we will obtain these objectives. On December 18, 2000, we signed a new common stock purchase agreement with Torneaux Fund Ltd., a Bahamian Island based company, replacing a previously signed similar agreement on October 6, 2000, that may permit us to sell between $1.2 million and $4.2 million worth of our common shares, at our option and at discounts ranging from 9.5% to 12% of the average market price of our common shares, depending upon our successful registration of additional Company common shares under federal securities laws and depending upon the prevailing market price of our common stock. Other than this possibility to sell additional equity and obtain funds, we have no current arrangements for additional financing and we may not be able to obtain additional financing on commercially reasonable terms, if at all. We could be required to cut back or stop operations if we are unable to raise or obtain funds when needed.

Our Business is New and We Have Had Limited Sales of Our Products.

         We have a limited operating history as a software product company and have made only limited sales of our products. Our total revenues for software sales and licenses for the years ended December 31, 1999 and 1998 were approximately $260,703 and $72,486, respectively. For the six month period ended June 30, 2000 we have revenues of only $601,790.

Our Software Products Are Untested in the Marketplace.

         Our revenues depend on sales of our specialized software products and we are uncertain whether there will be broad market acceptance of these products. Our revenue growth for the foreseeable future is largely dependent upon increased sales of our ErgoManagerTMsuite of software products. Since the introduction of our ErgoManagerTM software products in November, 1998 and through December 31, 1999 revenue from our software products has been approximately $270,000 (prior to this time, we had sales of approximately $63,000 based upon a predecessor version of the ErgoManagerTM software}. For the nine month period ended September 30, 2000, we had revenues from the sales of software product licenses of $601,790. Our future financial performance will depend upon the successful introduction and customer acceptance of our ErgoManagerTM software products as well as the development of new and enhanced versions of this product as well as other related software products that may be developed in the future. Revenue from products such as ErgoManagerTM depend on a number of factors, including the influence of market competition, technological changes in the ergonomic workplace market, our ability to design, develop and introduce enhancements on a timely basis and our ability to successfully establish and maintain distribution channels. If we fail to achieve broad market acceptance of our ErgoManagerTM products, it would have a material adverse effect on our business, operating results and financial condition.

We Do Not Have A Sales Distribution Network or Strategic Sales Partners.

         Inability to enter into strategic relationships with indirect channel partners could have a material adverse effect on us. As part of our sales and marketing efforts, we are seeking to develop strategic relationships with indirect channel partners, such as original equipment manufacturers and resellers. We have limited financial, personnel and other resources to undertake extensive marketing activities ourselves. Therefore, our software products will depend on our ability to develop and maintain strategic marketing relationships with indirect channel partners and their ability to market and distribute our software products. If we are unable to enter into and maintain such arrangements or if such arrangements do not result in the successful commercialization of our software products, then this could have a material adverse effect on our business, operating results and financial condition.

 You May Lose Your Entire Investment in Our Stock.

                  The common stock offered hereby is highly speculative, involves a high degree of risk and should not be purchased by any person who cannot afford the loss of his entire investment. A purchase of our common stock in this offering would be unsuitable for a person who cannot afford to sustain such a loss.

Our Business Depends Upon the Continued Efforts of  a Select Few People.

                  We are substantially dependent upon the continued services of Steven D. Rudnik, our President and Chief Executive Officer. The loss of the services of Mr. Rudnik through incapacity or otherwise would have a material adverse effect upon our business and prospects. To the extent that his services become unavailable, we will be required to retain other qualified personnel, and there can be no assurance that we will be able to recruit and hire qualified persons upon acceptable terms. We do, however, maintain key person life insurance on the life of Mr. Rudnik in the amount of $1 Million.

         In addition, we believes that our future prospects will depend in large part upon our ability to attract, train and retain highly-skilled technical, managerial, sales and marketing personnel. However, competition for personnel in the software industry is intense, and, at times, we have had difficulty locating candidates with appropriate qualifications within various desired geographic locations, or with certain industry-specific expertise. If our competitors increase their use of non-compete agreements, the pool of available technical personnel may further narrow in certain jurisdictions, even if the non-compete agreements are ultimately unenforceable. The failure to attract, train, retain and manage productive sales and sales support personnel would have a material adverse effect on our business, financial condition and results of operations.

         If we lose the services of one or more of our key employees, our business, operating results, financial condition or business prospects could be materially adversely affected. We have several programs in place to retain key personnel, including granting of stock options that vest annually over four or five years. A number of key employees have vested stock options with exercise prices lower than our current stock price. These potential gains provide these employees the economic freedom to explore personal objectives both within and outside of our Company, which may result in the loss of one or more key employees during the coming years.

         It is widely recognized that the software industry in which we compete is at or beyond a condition of full employment. We may not be able to attract, train and retain the personnel it requires to develop, market, sell and support new or existing software or to continue to grow. Also, to penetrate successfully key vertical markets, we must attract, train and retain personnel with industry-specific expertise.

Our Stock is a "Penny Stock" and is Subject to Strict Offering Regulations.

                The Securities Enforcement Penny Stock Act of 1990 requires specific disclosure to be made available in connection with trades in the stock of companies defined as "penny stocks". The Commission has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such exceptions include any equity security listed on NASDAQ and any equity security issued by an issuer that has (I) net tangible assets of at least $2,000,000, if such issuer has been in continuous operation for three years; (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years; or (iii) average annual revenue of at least $6,000,000, if such issuer has been in continuous operation for less than three years. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risk associated therewith aswell as the written consent of the purchaser of such security prior to engaging in a penny stock transaction. The regulations on penny stocks may limit the ability of the purchasers of our securities to sell their securities in the secondary marketplace. Our common stock is currently considered a penny stock.

Our Stock May Be Delisted

     Our stock is currently traded on the Electronic Bulletin Board maintained by the National Association of Securities Dealers, Inc. ("NASD"). If we fail to file, or we are delinquent in filing our quarterly (Form 10-QSB), annual (Form 10-KSB) or current reports (Form 8-K) in timely fashion the NASD could delist our common stock from trading on this exchange. In such a case, you would not be able to sell your Company common shares on the Electronic Bulletin Board and your ability to sell any of your Company common shares at all would be severely, if not completely, limited.

There is Intense Competition in the Industry

         The market for ergonomic application software is expected to become intensely competitive. Although we are not aware of any ergonomic software that competes with our ErgoManagerTM software products currently, competitors will certainly enter this marketplace. Although we believe our success will be due in part to our early entry into the computer workplace market, we expect other software product manufacturers to develop and sell similar products.

         Intense competition could lead to increased price competition in the market, forcing us to reduce prices. As a result, our gross margins may decline and we may lose our first-to-market advantage which, in turn, could have a material adverse effect on our business, financial condition and results of operations. In addition, we may be unable to compete successfully with any new competitors.

         The computer software industry and products developed for the computer workplace face intense competition. We will be at a competitive disadvantage in seeking to compete with other companies having more assets, larger technical staffs, established market shares and greater financial and operational resources than us. There can be no assurance that we will be able to meet the competition and operate profitably.

Magnitude Has Limited Protection of Intellectual Property and Proprietary Rights and May Potentially Infringe Third Party Intellectual Property Rights

         We consider certain aspects of our software and documentation to be proprietary, and rely on a combination of contract, patent, copyright, trademark and trade secret laws and other measures to protect this information. Outstanding applications may not result in issued patents and, even if issued, the patents may not provide any meaningful competitive advantage. Existing copyright laws afford only limited protection. We believe that the rapid pace of technological change in the computer software industry has made patent, trade secret and copyright protection less significant than factors such as:

o        knowledge, ability and experience of our  employees;
o        frequent software product enhancements; and
o        timeliness and quality of support services.

         Patent, trade secret and copyright protections may be inadequate, and our competitors may independently develop ergonomic software products that are substantially equivalent or superior to our software products. We do not believe that our software products, our trademarks or other proprietary rights infringe on the property rights of any third parties. However, third parties may assert infringement claims against us and our products. These assertions could require us to enter into royalty arrangements or could result in costly litigation.

We May Experience Product Liability Claims.

         Although our license agreements contain provisions designed to limit our exposure to potential product liability claims, these provisions could be invalidated by unfavorable judicial decisions or by federal, state or local laws or ordinances. Although we have not experienced any product liability claims to date, use of our software in mission critical applications may create a risk that a third party may pursue a claim against us. Although we carry product liability insurance, if a product liability claim against us was successful, the resulting damages or injunctive relief could have a material adverse affect on our business, financial condition and results of operations.

We Have Not Paid any Dividends and Are Not Likely to Pay Any Dividends On Our Common Stock in the future

         We have not declared or paid any dividends on our common stock, and do not anticipate paying any dividends for the foreseeable future. In addition, the holders of shares of our preferred stock are entitled to receive, out of any legally available funds, cumulative dividends equal to varying percentages, depending upon which of three series of preferred shares outstanding, of the liquidation preferences of these shares. All dividends must be paid on our preferred stock before any may be declared or paid on the common stock.

Our Stock Price is Volatile and There is a Risk of Litigation

         The trading price of our common stock has in the past and may in the future be subject to wide fluctuations in response to factors such as the following:

    o revenue or results of operations in any quarter failing to meet the expectations, published or otherwise, of the investment community;
    o  announcements of technological innovations by us or our competitors;
    o new products or the acquisition of significant customers by us or our competitors;
    o developments with respect to patents, copyrights or other proprietary rights by us or our competitors;
    o changes in recommendations or financial estimates by securities  analysts;
    o conditions and trends in the software industry generally; o general market conditions and other factors.

Further, the stock market has experienced in recent months and may continue in the future to experience extreme price and volume fluctuations that particularly affect the market prices of equity securities of high technology companies that often are not related to or are disproportionate to the operating performance of such companies. These broad market fluctuations, as well as general economic, political and market conditions have, and may continue to have, a material adverse effect on the trading price of our common stock. Fluctuations in the price of our common stock may expose us to the risk of securities class action lawsuits. We cannot assure you that there will not be lawsuits in the future or that future lawsuits will not have a material adverse effect on our business, financial condition and results of operations.

Future Sales of our Common Stock Pursuant to This Prospectus by Torneaux and the Exercise of Outstanding Options and Warrants May Adversely Affect our Stock Price and Your Percentage of Ownership.

         Sales of a substantial number of shares of our common stock in the public market could cause a reduction in the market price of our common stock. Through this offering, Torneaux Fund, Ltd. may be reselling up to 2,045,448 shares of our common stock. In addition, as of September 30, 2000, there were outstanding preferred shares and other convertible instruments, warrants and options convertible or exercisable to purchase an aggregate of 17,929,276 shares of our common stock. Some of the options and warrants have exercise prices below the current trading price of our common stock. As a result of this offering and future issuances of our common stock pursuant to the convertible securities and instruments, options or warrants, a substantial number of shares of our common stock will become available for resale which could have a material and adverse effect on the market price of our common stock. Further, this may have a detrimental impact on the terms under which we may be able to obtain financing through a sale of our common stock in the future by hindering our ability to raise capital at a higher market price due to the dilutive effect to new investors. For these reasons, any evaluation of the favorability of market conditions for subsequent stock offering must take into account any outstanding common shares, convertible securities and instruments, warrants and options.

If Torneaux Sells A Large Amount of Our Shares in The Public Market The Market Price of our Shares Could Be Substantially Reduced.

         Our common stock purchase agreement with Torneaux limits the number of our common shares Torneaux may own at any time during the term of the agreement to 9.9% of our outstanding common shares. We had 16,193,314 common shares outstanding as of September 30, 2000. If Torneaux's 9.9% stock ownership limitation was applied to this amount of outstanding shares, Torneaux could buy up to 1,779,287 shares under the terms of our agreement. If Torneaux owned this or any other amount of our common shares representing its maximum 9.9% ownership amount, we would not be able to issue a drawdown request and obtain a draw under the terms of our agreement. However, Torneaux will have the right to resell any amounts of our shares it previously purchased under our agreement in order to reduce its ownership percentage of our outstanding common shares to below its 9.9% ownership limitation. These resales by Torneaux may occur after each of the 12 drawdowns we may request and obtain under the terms of our agreement and may occur even more frequently. Such resales by Torneaux, may substantially increase the amount of our common shares in the public market and could lead to material and substantial decreases in the public market price of our common shares.

We Will Sell Our Common Shares to Torneaux at a Discount to the Market Price, at Prices Lower Than Available to Public Investors and, In Many Cases, at Prices Lower Than What Our Shareholders Paid For Our Common Shares.

         Torneaux will be able to purchase our common shares at discounts between 12% and 9.5% of the public market price of our shares. This will permit Torneaux to purchase our shares at prices substantially below what public investors will pay for our shares on the open market and may represent prices substantially lower than what our shareholders paid for our common shares. Accordingly, Torneaux will be able to buy our common shares at substantial discounts and resell them pursuant to this prospectus at the then current market price. This purchase price discount provides Torneaux with substantial economic reasons to purchase our shares at the discount and immediately resell them into the public market. Such resales by Torneaux could substantially depress the market price of our shares and substantially increase the number of our common shares in the public market, resulting in material dilution to shareholders of their ownership percentage in our shares. See, "Common Stock Purchase Agreement" below.

If the Public Trading Price of Our Common Shares Stays Below $1.00, We Will Not Be Able To Request A Draw From Torneaux.

         We can only obtain a draw on our equity line under our agreement with Torneaux if the public trading price of our common shares is sustained at a price of $1.00 or higher during the 20-day trading period following any drawdown request we make. On December 19, 2000, the average high and low bid asked price for our common shares was $0.7344. If this market price was to remain below $1.00 throughout the term of our agreement with Torneaux, being less than the minimum $1.00 market or threshold price required in order to obtain a draw, we would not be able to obtain any draw from our equity line under our agreement with Torneaux. Even if the market price for our common shares rises above $1.00 for substantial periods, permitting us to draw and obtain funds from Torneaux, any substantial resale of our common shares by Torneaux under this prospectus could, in turn, cause a substantial decrease in the public trading price. See, "Common Stock Purchase Agreement" below.

                                   Signatures

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, MAGNITUDE INFORMATION SYSTEMS, INC., a corporation organized and existing under the laws of the State of Delaware, has duly caused this Amendment No. 1 to its Registration Statement on Form SB-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Chester, State of New Jersey, on March 23, 2001.

                     MAGNITUDE INFORMATION SYSTEMS, INC.


                     By:/s/Steven D. Rudnik
                        --------------------------------------------------
                        Steven D. Rudnik, Chairman and Chief Executive Officer

                     By: /s/Joerg H. Klaube
                         --------------------------------------------------
                         Joerg H. Klaube, Chief Financial Officer